SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 6)

                              Hartmarx Corporation
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                       (Name of Subject Company (Issuer))


                            The Lincoln Company LLC
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                       (Name of Filing Persons (Offeror))


                                  Common Stock
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                         (Title of Class of Securities)


                                   417119104
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                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                            Baltimore, Maryland 21202
                                 (410) 332-8573
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation                             Amount of Filing Fee
              N/A                                              N/A
--------------------------------------------------------------------------------

___  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________    Filing Party:________________________

Form or Registration No.:_____________    Date Filed:___________________________

 X   Check the box if the filing relates  solely to  preliminary  communications
---  made before the commencement of a tender offer.

___ Check the appropriate boxes below to designate any transactions to which the statement relates:

     ___  third party tender offer subject to Rule 14d-1.
     ___  issuer tender offer subject to Rule 13e-4.
     ___  going-private transaction subject to Rule 13e-3.
     ___  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

Contact: Robert D. Siegfried
         Hope Sidman
         Kekst and Company
         (212) 521-4800

                              FOR IMMEDIATE RELEASE


                 HARTMARX'S BOARD, ITS CHAIRMAN AND PRESIDENT,
            ACCUSED OF MISUSING THEIR POSITIONS FOR PERSONAL BENEFIT
                       AND VIOLATIONS OF SECURITIES LAWS


New York, New York, September 13, 2001 - Hartmarx Corporation (NYSE:HMX) and certain members of its Board of Directors today were sued in Federal Court in Chicago for breaching their fiduciary duties as directors and violating securities laws. The suit was filed by The Lincoln Company LLC, A. Robert Abboud, and The Tom James Company. The Lincoln Company, in which Mr. Abboud and The Tom James Company are investors, is pursuing its $4.50 all cash offer to acquire Hartmarx. The defendants, who are sued in this action are Elbert O. Hand, Chairman and Chief Executive Officer, Homi Patel, President and Chief Operating Officer and Directors Jeffrey A. Cole, Raymond Farley, Charles Marshall, Michael B. Rohlfs, Stuart L. Scott, and Ella D. Strubel.

Specifically, the suit describes how these Directors deliberately misused their position for personal benefit. It delineates how they intentionally abused their positions and breached their fiduciary duties. They also stand accused of violating securities laws.

As a result, these defendants face preliminary and permanent injunctions to enjoin them from employing, erecting or enforcing any artificial or unlawful barriers to Lincoln's offer, requires them to comply with their fiduciary duties to shareholders to negotiate with Lincoln promptly and in good faith and enjoin them from engaging in self-enrichment schemes with respect to repricing options for themselves and senior management.

Among other things, the action makes clear that the Directors:

     o Refused to reasonably investigate or negotiate The Lincoln Company's proposed business combination in which Hartmarx shareholders would receive a significant premium over current market prices;

     o Made false and misleading public statements about the Lincoln Company's offer with the intent to manipulate the market price of Hartmarx stock, increase the personal benefits to the management directors from the repricing of stock options, and defeat the Lincoln Company's proposed transaction, all to the detriment of Hartmarx and its shareholders;

     o    Caused  Hartmarx  to  adopt  an  unreasonable,   "Poison  Pill"  which
          apparently will be triggered in the event the Directors' control of Hartmarx is threatened; and

     o Manipulated their control of Hartmarx's retirement, savings and investment program, and employee ownership program to further entrench their positions at Hartmarx.

The action goes on to emphasize that the "Poison Pill" is not reasonably related to protecting Hartmarx from any danger to corporate policy or effectiveness but rather exists solely for the purpose of entrenching the Directors' control of Hartmarx. In addition, the Directors have created other change of control mechanisms to entrench themselves. These include change of control provisions in financing agreements, and other contracts, which impose financial penalties and/or acceleration of payments in the event of a change of control, thereby making such a change unduly difficult and expensive.

In exposing the Directors' manipulation of Hartmarx's Pension, Savings and ESOP Plans, the charges make clear that the Directors caused Hartmarx Retirement Income Plan (RIP), Savings Investment Plan (SIP), and Employee Stock Ownership
Program (ESOP) to acquire such large portions of Hartmarx common stock, approximately 23% in aggregate, for the purpose of supporting and entrenching their control of the Company.

Furthermore, the charges show that these defendants seek to drive down Hartmarx's share price and delay or defeat the Lincoln offer in order that the Management Directors may profit from the repricing of their stock options. According to Hartmarx's own public filings, the Corporation will be permitted to reissue stock options in October 2001. The stock options if issued will price according to the then market price of the shares on the date of reissue. The lower the stock price, the more those participating in the stock option program stand to gain if the share prices subsequently rise. The principal recipients of these repriced options will be Hartmarx's senior officers, particularly defendants Hand and Patel. If Hartmarx's stock price drops and remains low until the reissue of stock options, Hand and Patel stand to personally profit through the stock option plan. Lincoln's offer represents a threat to the Directors' personal control of Hartmarx and to their ability to personally profit from the reissue of stock options and their positions with the Company.

Lincoln's legal response to Hartmarx's suit is that the allegations are all without merit and that Lincoln has the financial means to complete an offer for the Company subject only to due diligence.

The Lincoln Company stated, "The irresponsible and callous behavior of the Hartmarx Board and its senior management with respect to our offer can only be properly addressed at this juncture by the Court. This Board and management is overseeing the destruction of shareholder value and the deterioration of the Company's business. Now it is desperately seeking to deprive shareholders of the ability to realize enhanced value on their Hartmarx investments by promulgating misleading and untrue statements about Lincoln. This egregious conduct can not be allowed to stand and will not deter our ability to acquire Hartmarx."

Investors and security holders are strongly advised to read the business combination statement regarding the offer referred to in this press release when it becomes available because it will contain important information. The Lincoln Company LLC will file this statement with the Securities and Exchange Commission
(SEC) at the appropriate time. Investors and security holders may obtain a free copy of the statement (when available) at www.sec.gov.

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